Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements

For the three-month period ended March 31, 2026 and 2025

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Aura Minerals, Inc.:

Results of Review of Interim Financial Information

We have reviewed the condensed interim consolidated statements of financial position of Aura Minerals, Inc. and subsidiaries (the Company) as of March 31, 2026, the related condensed interim consolidated statements of income (loss), other comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025, and the related notes (collectively, the condensed interim consolidated financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed interim consolidated financial statements for it to be in conformity with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated statements of income (loss), other comprehensive income (loss), changes in equity and cash flows for the year then ended (not presented herein); and in our report dated March 31, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed interim consolidated statements of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statements of financial position from which it has been derived.

Basis for Review Results

This condensed interim consolidated financial statements is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our review in accordance with the standards of the PCAOB. A review of condensed interim consolidated financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

Rio de Janeiro, Brazil
May 06, 2026

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Income (Loss)

For the three month period ended March 31, 2026 and 2025

Expressed in thousands of United States dollars, except share and per share amounts

	Note	For the three months ended March 31, 2026	For the three months ended March 31, 2025
Revenue	19	382,606	161,804
Cost of goods sold	20	(153,778)	(83,376)
Gross profit		228,828	78,428

General and administrative expenses	21	(15,742)	(9,636)
Exploration expenses	22	(2,359)	(1,376)
Other income (expenses), net	25	(5,408)	(754)
Operating income		205,319	66,662

Finance expense	23	(76,287)	(123,392)
Finance income	23	7,366	1,781
Income (loss) before income taxes		136,398	(54,949)

Current tax	14	(47,409)	(20,814)
Deferred tax	14	6,169	2,514
Income taxes		(41,240)	(18,300)

Profit (Loss) for the period		95,158	(73,249)

Weighted average numbers of ordinary shares outstanding
Basic	32	83,568,595	73,189,136
Diluted	32	84,544,307	73,189,136

Profit (Loss) per share– Basic	32	1.14	(1.00)
Profit (Loss) per share– Diluted	32	1.13	(1.00)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

2 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Other Comprehensive Income (Loss)

For the three months ended March 31, 2026 and 2025

Expressed in thousands of United States dollars

	For the three months ended March 31, 2026	For the three months ended March 31, 2025

Profit (Loss) for the period	95,158	(73,249)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in the fair value of cash flow hedge, net of tax	2,548	(2,586)
Gain on foreign exchange translation of subsidiaries	(144)	38

Items that will not be reclassified to profit or loss:
Change in the fair value of equity investments	(2,718)	(336)
Actuarial gain on post-employment benefit, net of tax	44	-
Other comprehensive income (loss), net of tax	(270)	(2,884)
Total comprehensive income (loss)	94,888	(76,133)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

3 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2026 and 2025

Expressed in thousands of United States dollars

	Note	For the three months ended March 31, 2026	For the three months ended March 31, 2025
Cash flows from operating activities
Profit (Loss) for the period		95,158	(73,249)
Items adjusting profit (loss) of the period	24(a)	118,385	155,569
Changes in working capital	24(b)	(27,353)	(14,135)
Income tax and social contribution paid		(51,502)	(16,874)
Other current and non-current assets and liabilities	24(c)	(16,817)	(10,083)
Net cash generated by operating activities		117,871	41,228

Cash flows from investing activities
Purchase of property, plant and equipment	10	(44,107)	(51,725)
Short term investment		(277)	-
Acquisition of investment – Bluestone Inc., net of cash acquired		-	(18,538)
Net cash used in investing activities		(44,384)	(70,263)

Cash flows from financing activities
Repayment of loans and debentures	24(e)	(18,321)	(11,455)
Derivative settlement- debt swap agreements		(2,741)	-
Interest paid on loans and debentures	24(e)	(6,651)	(7,775)
Payment from liability (NSR agreement)		(11)	(741)
Principal payments of lease liabilities	17(b)	(4,041)	(3,331)
Interest payments of lease liabilities	17(b)	(703)	(908)
Repayment of other liabilities	17(a)	(981)	(981)
Payment of dividends	28	(55,146)	(18,333)
Acquisition of treasury shares	18	(4,632)	(1,200)
Proceeds from exercise of stock options		350	-
Net cash used in financing activities		(92,877)	(44,724)

Decrease in cash and cash equivalents		(19,390)	(73,758)
Effect of foreign exchange gain on cash equivalents		1,123	1,635
Cash and cash equivalents, beginning of the year		286,056	270,189
Cash and cash equivalents, end of the period		267,789	198,066

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

4 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Financial Position

As of March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars

	Note	2026	2025
ASSETS
Current
Cash and cash equivalents	5	267,789	286,056
Restricted cash		3,352	3,075
Accounts receivables	6	14,147	20,073
Value added taxes and other recoverable taxes	7	35,186	37,650
Inventories	8	121,009	115,810
Derivative financial instruments	26	22,726	4,418
Other receivables and assets	9	51,934	45,404
Total current		516,143	512,486

Non-current
Value added taxes and other recoverable taxes	7	42,940	40,589
Inventories	8	66,534	58,576
Other receivables and assets	9	16,099	16,573
Property, plant and equipment	10	962,633	945,354
Deferred income tax assets	14	40,510	35,418
Total non-current		1.128,716	1,096,510

Total assets		1,644,859	1,608,996

LIABILITIES
Current
Trade and other payables	11	165,075	189,614
Derivative financial instruments	26	168,363	139,354
Loans and debentures	12	97,090	99,548
Liability measured at fair value	13	4,522	1,012
Current income tax liabilities	14	60,622	66,765
Current portion of other liabilities	17	18,931	18,933
Provision for mine closure and restoration	15	6,028	5,661
Liabilities directly associated with assets classified as held for sale		5,367	5,367
Total current		525,998	526,254

Non-current
Loans and debentures	12	311,958	311,620
Liability measured at fair value	13	29,093	25,822
Derivative financial instruments	26	257,685	265,343
Deferred income tax liabilities	14	35,177	37,006
Provision for mine closure and restoration	15	81,137	78,070
Other provisions	16	98,998	92,671
Other liabilities	17	2,954	6,473
Total non-current		817,002	817,005

SHAREHOLDERS’ EQUITY	18
Share capital		830,580	834,430
Contributed surplus		57,987	57,757
Accumulated other comprehensive income		(448)	(178)
Accumulated losses		(586,260)	(626,272)
Total equity		301,859	265,737

Total liabilities and equity		1,644,859	1,608,996

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

5 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Changes in Equity

For the three months ended March 31, 2026 and 2025

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2025	83,554,346	834,430	57,757	(178)	(626,272)	265,737
Shared based compensation	299,620	782	230	-	-	1,012
Shares repurchased	(64,742)	(4,632)	-	-	-	(4,632)
Change in the fair value of cash flow hedge, net of tax	-	-	-	2,548	-	2,548
Gain on foreign exchange translation of subsidiaries	-	-	-	(144)	-	(144)
Change in the fair value of equity investment	-	-	-	(2,718)	-	(2,718)
Actuarial gain on post-employment benefit, net of tax	-	-	-	44	-	44
Profit for the period	-	-	-	-	95,158	95,158
Dividends paid (note 28)	-	-	-	-	(55,146)	(55,146)
At March 31, 2026	83,789,224	830,580	57,987	(448)	(586,260)	301,859

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955
Issuance of new shares	1,007,186	12,503	-	-	-	12,503
Shared based compensation	-	-	73	-	-	73
Acquisition of treasury shares / Cancellation of shares	(96,141)	(1,200)	-	-	-	(1,200)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(2,586)	-	(2,586)
Gain on foreign exchange translation of subsidiaries	-	-	-	38	-	38
Change in the fair value of equity investment	-	-	-	(336)	-	(336)
Loss for the period	-	-	-	-	(73,249)	(73,249)
Dividends paid (note 28)	-	-	-	-	(18,333)	(18,333)
At March 31, 2025	73,310,540	610,503	55,669	(3,607)	(522,700)	139,865

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

6 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

1         NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). The Company’s common shares are listed on the Nasdaq Global Select Market under the ticker symbol “AUGO” and its Brazilian Depositary Receipts (“BDRs”), with three BDRs representing one common share, are listed on the B3 – Brasil, Bolsa Balcão under the ticker symbol “AURA33”, now backed by common shares traded on Nasdaq following the approval issued by the Brazilian Securities Commission (CVM) on August 29, 2025, which authorized the migration of the reference exchange of the underlying shares from the Toronto Stock Exchange (“TSX”) to Nasdaq. On September 8, 2025, the Company announced that its voluntary delisting from the TSX had been approved by its board of directors and the TSX, with effectiveness as of the close of trading on September 25, 2025. Following the delisting, the Company continues to maintain trading of its common shares and BDRs on Nasdaq and B3 respectively.

Aura’s ultimate controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These unaudited condensed interim consolidated financial statements (the “financial statements”) were approved by the Board of Directors on May 6, 2026.

2         BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board. These unaudited condensed interim consolidated financial statements should be read in conjunction with Aura’s annual consolidated financial statements for the year ended December 31, 2025, ("2025 Annual Financial Statements").

The accounting policies followed in these Unaudited condensed interim consolidated financial statements are consistent with those disclosed in Note 3 of 2025 Annual Financial Statements, except for those new or revised standards adopted as of January 1, 2026 as is the case with the amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates. As disclosed in the 2025 Annual Financial Statements, these amendments have not had a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

7 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”), a service company in Colombia which has a functional currency of Colombian Pesos (“COP”) and certain Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the unaudited condensed interim consolidated financial statements are rounded to the nearest thousand.

3         ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2026 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these Unaudited condensed interim consolidated financial statements.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.
-	Management defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.
-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standards are not expected to have a significant impact on the Company´s Unaudited condensed interim consolidated financial statements.

-	Subsidiaries without Public Accountability: Disclosures (IFRS 19) - As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

8 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

(a)	New and amended standards and interpretations

The Company applied for the first time certain standards and amendments that are effective for annual periods beginning on or after January 1, 2026. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) – effective for annual reporting periods beginning on or after January 1, 2026. These amendments clarify requirements related to the classification and measurement of financial instruments. The adoption of these amendments did not have a material impact on the Company’s Unaudited condensed interim consolidated financial statements.

4         MATERIAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified material accounting policies under which significant judgements, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Please refer to Note 4 of the 2025 Annual Financial Statements for a summary of the material accounting estimates and judgements which are consistent with those in the preparation of the financial statements. Management’s estimates and judgements are evaluated quarterly and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual or future results may differ from these estimates.

5         CASH AND CASH EQUIVALENTS

	2026	2025
Cash at bank	157,794	174,119
Term deposits	109,995	111,937
Cash and Cash Equivalents	267,789	286,056

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable within 24 hours’ notice with no significant loss in value.

9 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

6         ACCOUNTS RECEIVABLES

	2026	2025
Trade receivables	13,861	19,799
Other receivables	286	274
Accounts receivables	14,147	20,073

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these Unaudited condensed interim consolidated financial statements.

7         VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	2026	2025
Sales taxes and value added taxes
Apoena, Almas and other Brazilian Projects	49,131	49,603
Aranzazu	1,226	2,547
Minosa	19,809	18,592
Other taxes
Income taxes and social contribution	7,960	7,497
Total Value added tax and other recoverable taxes	78,126	78,239
Current	35,186	37,650
Non-Current	42,940	40,589

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) Reimbursement from government authorities and/or; (2) Used as credit for income tax payments; and/or (3) sales in the domestic market. The amounts are presented net of provisions for realizable value losses.

8         INVENTORIES

	2026	2025
Finished product	4,664	2,688
Work-in-process	119,296	114,468
Parts and supplies	63,583	57,230
Total inventories	187,543	174,386
Current	121,009	115,810
Non-current	66,534	58,576

As of March 31, 2026 and December 31, 2025, the non-current inventory is related to Borborema and Almas’ low grade stockpile. As of March 31, 2026, inventories were measured at their net realizable value, totaling $6,442 ($5,228 as of December 31, 2025). During the period ended March 31, 2026, $1,214 ($19 for the period ended March 31, 2025) was recognized in the Unaudited Condensed Consolidated Statements of Income (loss).

10 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

9         OTHER RECEIVABLES AND ASSETS

	2026	2025
Prepaids expenses	6,384	4,849
Advances to vendors	40,986	36,893
Deposits	12,256	9,839
Altamira investment (a)	6,941	9,691
Other assets	1,466	705
Total other receivables and assets	68,033	61,977
Current	51,934	45,404
Non-current	16,099	16,573

(a)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023.

On June 30, 2025, the Company entered into a second subscription agreement with Altamira pursuant to which it acquired, an additional 6,000,000 units at a price of $0.070 (C$0.10 - Canadian Dollars) per unit, for an aggregate purchase price of $439 (C$600 – Canadian Dollars). Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of Altamira at a price of $0.11 (C$0.15 - Canadian Dollars) per share for a period of two years from June 30, 2025.

On November 6, 2025, the Company exercised 24,000,000 common share purchase warrants of Altamira Gold Corp. at an exercise price of $ 0.14 (C$0.20 - Canadian Dollars) per warrant, with each warrant exercisable for one common share. Following this transaction, Aura owns 54,000,000 common shares and 3,000,000 warrants.

The common shares and warrant are recorded at fair value through OCI and the amount as of March 31, 2026, is $6,941 ($9,691 as of December 31, 2025).

11 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

10      PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the periods ended March 31, 2025 and 2026 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2025	534,776	115,548	8,283	238,276	27,481	20,990	945,354

Additions	25,227	1	33	161	849	21,528	47,799
Depletion and amortization	(15,149)	(1,486)	(365)	(7,610)	(5,763)	-	(30,373)
Disposals	-	-	(53)	(94)	-	-	(147)
Net book value at March 31, 2026	544,854	114,063	7,898	230,733	22,567	42,518	962,633
Consisting of:
Cost	856,459	651,469	576,649	773,808	585,793	473,973	3,918,151
Accumulated Depreciation	(311,605)	(537,406)	(568,751)	(543,075)	(563,226)	(431,455)	(2,955,518)
Net book value at March 31, 2026	544,854	114,063	7,898	230,733	22,567	42,518	962,633

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	11,364	1,586	603	1,076	56	39,339	54,024
Bluestone acquisition	46,990	20,337	96	1,980	-	5,818	75,221
Depreciation	(9,183)	(5,090)	(518)	(1,548)	(3,129)	-	(19,468)
Reclassifications	-	-	-	1,819	-	(1,819)	-
Disposals	-	-	(95)	-	-	-	(95)
Net book value at March 31, 2025	361,483	68,781	9,921	67,019	26,536	186,726	720,466
Consisting of:
Cost	633,197	158,745	27,213	197,830	55,008	186,726	1,258,719
Accumulated Depreciation	(271,714)	(89,964)	(17,292)	(130,811)	(28,472)	-	(538,253)
Net book value at March 31, 2025	361,483	68,781	9,921	67,019	26,536	186,726	720,466

12 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The asset retirement obligation is included within mineral properties, with the related liability recognized in current and non-current liabilities, as disclosed in Note 15.

For the period ended March 31, 2026, no interest related to loans and debentures was capitalized, as capitalization ceased following the Borborema project reaching commercial production in September 2025.

For the period ended March 31, 2025, $2,491 of interest related to loans and debentures was capitalized (at a 100% capitalization rate) as part of the construction cost of the Borborema project.

11      TRADE AND OTHER PAYABLES

	2026	2025
Trade accounts payable to suppliers	83,770	111,350
Other taxes payables	31,683	30,971
Accrued liabilities to suppliers	49,186	43,903
Contract liability	436	3,390
Total trade and other payables	165,075	189,614

13 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

12      LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of March 31, 2026 and December 31, 2025, is as follows:

Financial debt	Maturity Date	Interest Rate	03/31/2026	12/31/2025
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	483	1,153
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	1,401	2,088
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	-	446
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	2,344	2,730
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	2,500	3,125
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	-	2,194
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	July 2027	* SOFR + 3.8%	18,771	22,083
Bank Santander Brazil
Q3 2023 Loan Agreement (“4° Loan)	November 2028	9.51%	76,076	78,047
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	10,096	20,529
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,163	10,000
Bank Bradesco
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%(a)	43,067	43,033
Other banks
BTG Pactual	November 2027	6.70%	20,116	20,116
Debentures payable
Debentures – 2nd issuance	October 2030	CDI + 1.60%	204,131	186,433
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	14,000	13,291
Nemesia SARL
Nemesia SÀRL	-	7%	5,900	5,900
Total			409,048	411,168
Current			97,090	99,548
Non-Current			311,958	311,620

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”)

The long term cash flows of loans and debentures payments are as follows:

		Amount
2027	**	70,970
2028		51,886
2029		63,034
2030		63,034
2031 onwards		63,034
		311,958

** Includes amounts that become due from April 1, 2027.

14 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 20,000 entered in December 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024

The agreement has financial covenants where: Net Debt should be lower than 1.5x over the last 12 months EBITDA; and last 12 months EBITDA over the interest expense should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1 billion (US$161,491) entered in October 2024

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Swap agreement entered in October 2024.

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Safra Bank: Principal of US$ 20,000 entered in August 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander Brasil S.A., principal of $100,750 entered in September 2023

The agreement has one annual financial covenant requiring that, beginning in the year ended December 31, 2025, following an initial grace period, where Cascar’s Net Debt should be lower than 1.5x over Cascar’s last 12 months EBITDA.

For the period ended March 31, 2026 and the year ended December 31, 2025, the Company and its subsidiaries are in compliance with all the financial covenants.

15 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

13      LIABILITY MEASURED AT FAIR VALUE

At December 19, 2023, the Company, through its subsidiary, Borborema, entered in a Net Smelter Return Royalty Agreement (the “NSR Royalty”) for $21,000 with Gold Royalty Corp (“Grantor”).

The key elements of the agreement are:

a)	Royalty payments: 2% of net smelter returns after commercial production on the first 725,000 ounces produced (“stepdown royalty threshold”);
b)	Stepdown royalty: Upon the aggregate of 725,000 ounces of royalty-generating gold being produced, the royalty shall be reduced to 0.5% of the net smelter returns for the remainder of the term of the royalty agreement;
c)	Grantor’s buyback option: After the stepdown royalty threshold is met, the Grantor has the right to buy back the stepdown royalty at a price of $2,500 that may be exercised at any time following the date on which the earlier of an aggregate of 2,250,000 ounces of royalty-generating gold having been produced or January 1, 2050;
d)	Pre-production payment: The Grantor shall make pre-production payment to the holder of the royalty by delivery of 250 ounces (1,000 ounces per year) of refined gold on the last day of each calendar quarter until the earlier of the commercial production date and the tenth (10th) year anniversary date of the royalty agreement; and
e)	Environmental, Social and Governance (“ESG”) payment: The holders of the royalty should pay the Grantor up to $30 United States Dollars per each gold equivalent ounce of product and such payment shall be satisfied by Borborema as a rebate against ESG related costs. This payment shall be in the maximum aggregate amount of $300 United States Dollars over the term of the Royalty agreement.

This agreement is being accounted at fair value through profit or loss. As the agreement contains more than one embedded derivative (items c and d above), it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss and will be transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss.

Following the declaration of commercial production at the Borborema Project in September 2025, the agreement transitioned from the pre-production phase to the production phase. As a result, the obligation to deliver pre-production gold payments ceased, and the Company became subject to royalty payments based on 2% of net smelter returns, in accordance with the agreement, which commenced in the first quarter of 2026.

For the periods ended March 31, 2026 and 2025, the variation in the liability fair value was a loss of ($5,026) and ($2,359) respectively, recorded in the financial expense (note 23). The total outstanding balance as of March 31, 2026 is $33,615 ($26,834 as of December 31, 2025).

16 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

14      INCOME TAXES

a)                Income taxes

As of March 31, 2026 the current income tax liabilities is $ 60,622 ($66,765 as of December 31, 2025).

Income tax expenses included in the unaudited condensed consolidated statements of income for the periods ended March 31, 2026 and 2025, are as follows:

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Current income tax	(47,409)	(20,814)
Deferred income tax	6,169	2,514
Total income tax expenses	(41,240)	(18,300)

b)                Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the unaudited condensed consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	2026	2025

Deferred income tax assets	40,510	35,418
Deferred income tax liabilities	(35,177)	(37,006)
Total deferred taxes, net	5,333	(1,588)

The movement in the net deferred income tax asset (liability) was as follows:

Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	2,514
Recorded through other comprehensive income	(217)
Acquisition of Bluestone	(1,137)
Exchange differences	1,284
Balance, March 31, 2025	(13,921)

Balance, December 31, 2025	(1,588)
Recorded in the statement of income (loss)	6,169
Recorded through other comprehensive income	1,313
Exchange differences	(561)
Balance, March 31, 2026	5,333

17 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	2026	2025
Provision for mine closure and restoration	16,433	15,597
Tax losses carried forward	297	1,034
Fair value on acquisitions	1,300	1,391
Provisions	33,947	32,110
Exchange changes	5,094	7,170
Non-monetary items	(16,899)	(26,771)
Depreciation	(23,885)	(24,113)
Advance payments	(7,690)	(8,612)
Others	(3,264)	606
Total of deferred tax assets and liabilities	5,333	(1,588)

c)                Effective tax rate

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Income (loss) before Income taxes	136,398	(54,949)
Income taxes at statutory rate applicable to the parent Company (0%)	-	-

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(68,160)	(17,721)
Non-deductible expenses	4,724	813
Unrecognized deferred tax asset (losses carried forward)	(1,435)	(1,096)
Tax exemptions (a)	21,116	1,616
Withholding taxes on distribution	(3,111)	(1,111)
Translation adjustments	(3,423)	(3,527)
Deferred taxes over non-monetary items	9,872	3,234
Others	(823)	(508)
Income tax expense	(41,240)	(18,300)
Effective tax rate	(30.2%)	33.3%

(a) As of March 31, 2026, the Company recognized a total of USD 21,116 in tax exemptions, of which USD 20,822 relates to the profit from operations incentive, specifically in Almas and Borborema for which the incentive was approved by the applicable government agencies in the first quarter of 2026, and USD 294 to the Workers Food Program (PAT), in accordance with applicable legislation.

18 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

15      PROVISION FOR MINE CLOSURE AND RESTORATION

The movements for the three months ended March 31, 2026 and 2025 are as follow:

	2026	2025
Balance, beginning of period	83,731	50,573
Acquisition of Bluestone	-	9,668
Accretion expense (note 23)	2,279	1,666

Change in estimate	(76)	-
Foreign exchange	1,231	305
Balance, end of the period	87,165	62,212
Current	6,028	-
Non-current	81,137	62,212

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using discount rates based on the life of mine of each operation and real risk-free rates derived from inflation-indexed government bonds in the respective jurisdictions, with average rates of 11.21%, 8.96%, 6.42% and 6.78% as for March 31, 2026 and December 31, 2025 for Brazil, Mexico, Honduras and Guatemala respectively. The provisions are remeasured at each reporting date, with the accretion expense recognized as a finance expense.

19 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

16      OTHER PROVISIONS

	Long-term employee benefits	Provision for judicial contingencies	Deferred consideration (NSR)	CVRs	Total
At December 31, 2024	13,860	3,284	-	-	17,144
Periodic service and finance cost (Note 22)	338	-	-	-	338
Change in provision for the period	209	2,073	-	-	2,282
Addition	-	-	-	9,120	9,120
Settlement during the period	(1,012)	-	-	-	(1,012)
At March 31, 2025	13,395	5,357	-	9,120	27,872

At December 31, 2025	15,560	41,486	23,643	11,982	92,671
Periodic service and finance cost (Note 22)	598	-	-	-	598
Change in provision for the period	-	2,024	801	3,233	6,058
Actuarial changes	(44)	-	-	-	(44)
Settlement during the period	(85)	-	-	-	(85)
Foreign exchange	-	-	-	(200)	(200)
At March 31, 2026	16,029	43,510	24,444	15,015	98,998

Long-term employee benefits liability exists as a result of a legal requirement in Honduras pursuant to which the Company is obligated to pay a severance payment based on the years of service provided by an employee without regard to the cause of termination.

17      OTHER LIABILITIES

	2026	2025
NSR royalty (note 17 (a))	677	1,286
Lease payment obligation (note 17 (b))	21,208	24,120
Total other liabilities	21,885	25,406
Current	18,931	18,933
Non-current	2,954	6,473

a)        NSR Royalty

The movements for the three months ended March 31, 2026 and 2025 of the NSR Royalty are as follows:

	2026	2025
Balance, beginning of year	1,286	971
Royalty payments	(981)	(981)
Increase in NSR obligations	372	487
Balance, end of period	677	477

20 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)        Lease Payment Obligation

The movements for the three months ended March 31, 2026 and 2025 of the lease liability obligation are as follows:

	2026	2025
Balance, beginning of year	24,120	24,251
Acquisition of Bluestone	-	7
Change in estimate	849	56
Accretion expense (Note 23)	810	1,595
Lease payments (Principal)	(4,041)	(3,331)
Lease payments (Interest)	(703)	(908)
Foreign exchange	173	1,595
Balance, end of year	21,208	23,265
Current	18,254	14,234
Non-current	2,954	9,031

The weighted average discount rate applied to the new lease liabilities within the period ended March 31, 2026 was 13.37% (11.73% in March 31, 2025), based on their corresponding incremental borrowing rate.

Lease liabilities are reflected within the current and non-current liabilities in the unaudited condensed interim consolidated statements of financial position. The finance cost representing the unwinding of the discount on the lease liabilities are charged to the unaudited condensed interim consolidated statements of income using the effective interest method.

18      EQUITY

a)    Authorized

The Company has authorized an unlimited number of common shares with no par value, being subscribed 83,789,224 as of March 31, 2026 (83,554,346 as of December 31, 2025).

b)    Share based compensation

As of March 31, 2026, the Company had 1,138,484 options issued and outstanding (1,455,492 as of December 31, 2025). The share-based payment expense is measured at fair value and recognized over the vesting period from the date of grant. During the period ended March 31, 2026 the Company did not grant new stock options. In addition, the Company had 142,160 Restricted Share Units (“RSUs”) outstanding as of March 31, 2026, which were granted on September 29, 2025 under its Omnibus Incentive Plan. These RSUs vest in three equal annual installments through September 29, 2028 and are accounted for as equity-settled share-based compensation, with the related expense recognized over the vesting period.

21 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The Board of Directors authorized the repurchase of shares to settle employee tax withholding obligations related to the exercise of vested of stock-based awards, and during the period the Company repurchased shares totaling $4,632, which has been recorded as a reduction in equity.

For the periods ended March 31, 2026 and 2025, total share-based payment expense recognized in general and administrative expenses was $662 and $73, respectively.

19      REVENUE

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Gold	313,406	111,542
Copper & Gold concentrate	69,984	52,757
Provisional prices	(1,745)	(2,495)
Other (a)	961	-
Revenue	382,606	161,804

Revenues for the Minosa, Apoena, Borborema, MSG and Almas relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper and gold concentrate. The Company’s revenues are concentrated in 4 clients (see Note 27(d)).

For the period ended March 31, 2026, Honduras, Mexico and Brazil represented 20.9%, 18.1% and 61.0% of the Company´s revenue, respectively (29.6%, 31.1% and 39.3% in 2025, respectively, for the period ended March 31,2025).

For the period ended March 31, 2026 and 2025, the Company´s main clients were Asahi Refining Inc, Trafigura México, S.A. de C.V. and Auramet International, Inc, which represented 57.6%, 18.1% and 18.0%, of the Company´s revenue, respectively (39.5%, 30.0 % and 26.7% in 2025).

(a)	“Other” revenue for the period ended March 31, 2026, relates to the sale of molybdenum from the Aranzazu mine.

20      COST OF GOODS SOLD

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Direct mine and mill costs (a)	(83,528)	(44,919)
Direct mine and mill costs - Contractors	(16,589)	(15,467)
Direct mine and mill costs - Salaries	(20,696)	(9,126)
Depletion and amortization	(32,965)	(13,864)
Total	(153,778)	(83,376)

(a) Refers primarily to consumables and materials used in the processing plant, including reagents, fuel and other operating supplies directly attributable to mineral processing activities.

22 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

21      GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Salaries, wages, benefits and bonus	(7,218)	(3,780)
Professional and consulting fees	(1,932)	(2,048)
Legal, filing, listing and transfer agent fees	(235)	(244)
Insurance	(782)	(196)
Directors' fees	(2,534)	(671)
Travel expenses	(369)	(361)
Share-based payment expense	(662)	(73)
Depreciation and amortization	(176)	(199)
Care and maintenance	(190)	(500)
Other	(1,644)	(1,564)
Total	(15,742)	(9,636)

22      EXPLORATION EXPENSES

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Minosa	(65)	(236)
Borborema	(211)	(70)
Almas	(921)	(237)
Apoena	(177)	(124)
Aranzazu	(935)	(709)
Serra Grande	(29)	-
All other segments	(21)	-
Total	(2,359)	(1,376)

23 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

23      FINANCE INCOME (EXPENSE)

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Accretion expense (Note 15)	(2,279)	(1,666)
Lease interest expense (Note 17 (b))	(810)	(1,595)
Interest expense on loans and debentures	(6,387)	(5,755)
Finance cost on post-employment benefit	(598)	(338)
Unrealized loss with derivative gold collars	(24,105)	(100,210)
Realized loss with derivative gold collars	(33,325)	(6,036)
Loss on other derivative transactions	(1,188)	(1,827)
Foreign exchange	(73)	(3,176)
Change in liability measured at fair value (Note 13)	(5,026)	(2,359)
Other finance costs	(2,496)	(430)
Finance expenses	(76,287)	(123,392)

Foreign exchange	5,546	-
Interest income	1,820	1,781
Finance income	7,366	1,781

Total finance result	(68,921)	(121,611)

24      CASH FLOW INFORMATION

a)    Items adjusting profit (loss) of the year

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Deferred and current income tax expense	41,240	18,300
Depreciation and amortization	33,141	14,063
Accretion expense (Note 23)	2,279	1,666
Lease Interest expense (Note 23)	810	1,595
Interest expense on loans and debentures (Note 23)	6,387	5,755
Finance cost on post-employment benefit (Note 23)	598	338
Unrealized loss on derivatives gold collars (Note 23)	24,105	100,210
Loss on other derivatives (Note 23)	1,188	1,827
Foreign exchange (gain) loss (Note 23)	(5,473)	3,176
Change in fair value in liability measured at fair value (Note 13)	5,026	2,359
Share-based payment expense (Note 21)	662	73
Loss on disposal of assets (Note 10)	147	76
Other non-cash items	8,275	6,112
Total	118,385	155,569

24 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)    Changes in working capital

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025

Increase in accounts receivables and value added taxes and other recoverable taxes	(755)	(7,948)
Increase in inventory	(12,786)	(4,454)
Increase in trade and other payables	(13,812)	(1,733)
Total	(27,353)	(14,135)

c)    Other current and non-current assets and liabilities

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025

Changes in other current and non-current assets and liabilities consists of:
(Increase) other receivables and assets and inventories (non-current)	(6,530)	(2,531)
(Increase) in other receivables and assets (current)	(2,244)	(86)
(Decrease) in other liabilities (current and non-current)	(8,043)	(7,466)
Total	(16,817)	(10,083)

d)    Non-cash investing and financing activities consist of:

	Three-month period ended March 31, 2026	Three-month period ended March 31, 2025
Non-cash addition to property, plant and equipment	3,692	2,299
Total	3,692	2,299

25 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

e)    Debt reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2024	443,104	139,490
Acquisition of Bluestone	19,900
Changes from Financing cash flows:
Loan and debentures repayments	(11,455)	-
Interest paid on loans (a)	(7,775)	-
Derivative settlement (Gold Hedges)	-	(6,036)
Derivative settlement (Other derivatives)	-	(417)

Other Changes:
Interest expenses on loans	4,889	-
Interest expenses on debentures	5,963	-
Derivative interest	-	(2,854)
Foreign exchange adjustments	13,061	(12,792)
Swap fair value adjustment	-	2,802
Gold Hedges fair value adjustment	-	106,246
Other derivatives fair value adjustment	-	1,827
Balance as of March 31, 2025	467,687	228,266

	Loans and debentures	Derivatives
Balance as of December 31, 2025	411,168	400,279

Changes from Financing cash flows:
Loan and debentures repayments	(18,321)	-
Interest paid on loans (a)	(6,651)	-
Derivative settlement (Gold Hedges)	-	(33,325)
Derivative settlement (Other derivatives)	-	(2,741)
	(24,972)	(36,066)
Other Changes:
Interest expenses on loans	3,940	-
Interest expenses on debentures	7,784	-
Derivative interest	-	(5,393)
Foreign exchange adjustments	9,928	(9,054)
Swap fair value adjustment	-	(3,862)
Gold Hedges fair value adjustment	-	57,430
Other derivatives fair value adjustment	1,200	(12)
Balance as of March 31, 2026	409,048	403,322

(a) Interest payment on debts and debentures are being presented under financing activities in the Unaudited Condensed Consolidated Statements of Cash Flow.

26 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

25      OTHER (EXPENSES) INCOME, NET

Other (expenses) income, net for the period ended March 31, 2026 primarily consists of Change in fair value of CVR of $(3,233). For the period ended March 31, 2025, this line item consisted of the expenses of $(754).

26      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)        Financial Instruments

The Company has the following derivative financial instruments in the following line items in the unaudited condensed interim consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	March 31, 2026	December 31, 2025
Swap - Aura Almas (Itaú Bank)	Current	22,726	4,418
Swap - Apoena Mines (ABC Bank)	Current	-	(2,753)
Gold Derivatives	Current / Non-current	(426,048)	(401,944)
Total		(403,322)	(400,279)

27 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Classification of financial instruments

		March 31, 2026			December 31, 2025
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	5	267,789	-	-	286,056	-	-
Accounts receivable	6	11,213	2,648	-	17,478	2,321	-
Derivative Financial Instrument	26	-	-	22,726	-	-	4,418
Non-current
Other receivables and assets	9	-	-	6,941	-	-	9,691
		279,002	2,648	29,667	303,534	2,321	14,109

Liabilities
Current
Trade and other payables	11	165,075	-	-	189,614	-	-
Derivative Financial Instrument	25	-	168,363	-	-	139,354	-
Loans and debentures	12	82,063	15,027	-	92,497	7,051	-
Liability measured at fair value	13	-	4,522	-	-	1,012	-
Other liabilities	17	18,931	-	-	18,933		-
Non-current
Derivative Financial Instrument	24	-	257,685	-	-	265,343	-
Loans and debentures	12	122,854	189,104	-	132,238	179,382	-
Liability measured at fair value	13	-	29,093	-	-	25,822	-
Deferred consideration (NSR)	16	-	24,444	-	-	23,643	-
Other provisions (CVR)	16	-	15,015	-	-	11,982	-
Other liabilities	17	2,954	-	-	6,473	-	-
		391,877	703,253	-	439,755	653,589	-

i)	Swap agreements:

As of March 31, 2026 and December 31, 2025, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	March 31, 2026	December 31, 2025
Swap - Aura Almas (Itaú Bank) (a)	CDI	Current / Non current	22,726	4,418
Swap - Apoena Mines (ABC Bank)	CDI	Current	-	(2,753)
Total			22,726	1,665

(a) The swap agreements from the Company’s subsidiary, Almas, was designated as a hedge accounting.

28 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

ii) Derivative Options

As of March 31, 2026, the Company had 183,999 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between April 2026 and June 2028.

The fair value effect of the Derivative Collars for the period ended March 31, 2026 is $(24,105) (($100,210) in March 31, 2025), recorded as a finance expenses loss in the financial statements.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Company has no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)    Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1, which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;
2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,
3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

29 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at March 31, 2026 and December 31, 2025 are summarized in the following table:

		March 31, 2026		December 31, 2025
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	2,648	-	2,321	-
Other receivables and assets	1	-	6,941	-	9,691
Derivative Financial Instrument	2	-	22,726	-	4,418
		2,648	29,667	2,321	14,109

Liabilities
Debentures (a)	2	204,131	-	186,433	-
Liability measured at fair value	3	33,615	-	26,834	-
Derivative Financial Instrument	2	426,048	-	404,697	-
Deferred consideration (NSR)	3	24,444	-	23,643	-
Other provisions (CVR)	3	15,015	-	11,982	-
		703,253	-	653,589	-

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
Description	2026	2025		2026	2025
Liability measured at fair value (NSR agreement)	33,615	26,834	Expected production of gold ounces	702,903	719,512	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $440.
Contingent Value Rights (CVRs)	15,015	11,982	Commercial Production	(a)	(a)	(a)
Contingent consideration (NSR)	24,444	23,643	Expected production of gold ounces	315,481	315,481	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $192.

30 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

(a)	The Company assessed the probability of achieving commercial production, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase or decrease by $1,687.

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

Valuation process - Liability measured at fair value

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

- Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

The key inputs into the Monte Carlo simulation model were as follows at March 31, 2026 and December 31, 2025:

Input	2026	2025
WACC	11.50%	11.50%
Credit-risk	2.70%	2.70%
Expected volatility	15.20%	15.20%

Valuation process - Contingent Value Rights (CVRs)

The fair value of the Contingent Value Rights is determined using a scenario-based valuation model that incorporates management’s assessment of the probability and timing of achieving commercial production at the Era Dorada Project.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- The probability-weighted timing of commercial production is based on scenarios provided by management, covering multiple time horizons up to 20 years, with a residual probability assigned to production commencing beyond this period.

- Discount rates applied to the expected cash flows are determined based on a risk-free rate derived from U.S. Treasury bonds with maturities consistent with the expected payment dates, adjusted by a credit spread that reflects the Company’s credit risk, consistent with market data for comparable issuers.

31 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation process - Deferred consideration (NSR)

The fair value of the deferred consideration related to the Net Smelter Return (NSR) agreement is determined using a discounted cash flow model that estimates future royalty payments based on expected production profiles and commodity price assumptions.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Expected production volumes are based on life-of-mine production forecasts prepared by management and technical studies, reflecting current mine plans and operational assumptions.

- Discount rates applied to the expected royalty cash flows are determined using a capital asset pricing model to estimate a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset, including country, operational and project-specific risks.

- Commodity price assumptions are based on consensus forecasts obtained from market participants, which are publicly available.

Fair value of loans and other financial liability

The Company considers that for the loans, that are recorded at their contractual value and other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

27      FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 28 below.

32 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

2026	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	165,075	-	-	-	165,075
Loans and debentures	97,090	182,587	137,509	59,298	476,484
Provision for mine closure and restoration	6,047	13,246	26,680	48,560	94,533
Lease liabilities	19,697	3,090	24	-	22,811
Liability measured at fair value	6,965	6,982	9,436	31,249	54,632
	294,874	205,905	173,649	139,107	813,535

As of March 31, 2026, Aura has cash and cash equivalents of $267,789 ($286,056: 2025) and current assets, excluding restricted cash less current liabilities of ($13,207) ($16,843: 2025).

b)	Currency risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar, Colombian peso, Guatemalan Quetzals and Barbadian Dollars.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short and long term loans and other provisions denominated in foreign currency.

33 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

At March 31, 2026 and December 31, 2025, the Company had cash and cash equivalents of $ 267,789 and $286,056, respectively, of which, $239,925 ($257,374 in 2025) were in United States dollars, $191 ($192 in 2025) in Canadian dollars, $24,439 ($19,946 in 2025) in Brazilian reais, $2,933 ($8,305 in 2025) in Honduran lempiras, $210 ($126 in 2025) in Mexican pesos, $- ($18 in 2025) in Colombian Pesos, $85 ($90 in 2025) in Guatemalan Quetzals and $6 ($6 in 2025) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $1,398.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of March 31, 2026, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits.

At March 31, 2026, the Company believes that its trade credit risk is low due to the following reasons:

-

For the sales of refined gold from Almas, Apoena, Borborema, MSG and Minosa, the Company collects payments in advance or at the time of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable are generally collected within 15 days from the issuance of the invoice.

34 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 26, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the March 31, 2026 closing prices.

Liability measured at fair value

As mentioned in Note 13, the Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cashflows.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cashflows.

To simulate the reasonable scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	82,881
Liability measured at fair value	Gold price increase/decrease	Δ 10%	3,361
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	617
Contingent consideration (NSR)	Gold price increase/decrease	Δ 10%	1,177

35 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

28      CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into of any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares to reduce debt.

During the period ended March 31, 2026, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26, 2026 totaling US$55.1 million. These dividends corresponded to US$0.66 per common share, and US$0.22 per Brazilian Depositary Receipt (“BDR”), respectively. The dividends were paid on March 26, 2026.

During the year ended December 31, 2025, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26, May 5, August 5, and November 4, 2025, totaling US$18.3 million, US$29.8 million, US$27.6 million, and US$40.1 million, respectively. These dividends corresponded to US$0.25, US$0.40, US$0.33, and US$0.48 per common share, and US$0.08, US$0.13, US$0.11, and US$0.16 per Brazilian Depositary Receipt (“BDR”), respectively. The dividends were paid on March 28, May 30, September 5, and December 2, 2025, respectively.

36 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

29      RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the period ended March 31, 2026 and 2025, were $3.4 million and $357 thousand, respectively.

Director’s fees

Management had issued 82,785 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of March 31, 2026 is $5,145 and ($2,564 in December 31, 2025) and is included as part of Trade and other payables.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $954 in the period ended March 31, 2026 ($792 in the period ended March 31, 2025).

37 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group from Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $1,633 in the period ended March 31, 2026 ($991 in the period ended March 31, 2025).

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group from Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 47.7% ownership as of March 31, 2026 (47.7% as of December 31, 2025).

In the three-month ended March 31, 2026, the Company paid to Northwestern the total amount of $24.4 million of dividends ($9.9 million in the period ended March 31, 2025).

30      SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

38 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

For the periods ended March 31, 2026 and 2025, segment information is as follows:

For the period ended March 31, 2026	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine	Total reportable segments	Non reportable segments (1)	Total

Revenue	80,020	35,814	69,178	68,693	81,988	46,913	382,606	-	382,606
Cost of goods sold	(20,749)	(10,386)	(25,266)	(16,915)	(19,935)	(27,562)	(120,813)	-	(120,813)
Depreciation and amortization	(1,931)	(5,844)	(7,213)	(4,755)	(5,510)	(7,712)	(32,965)	-	(32,965)
Gross profit	57,340	19,584	36,699	47,023	56,543	11,639	228,828	-	228,828

General and administrative expenses	(1,101)	(1,003)	(1,587)	(1,137)	(1,015)	(1,882)	(7,725)	(8,017)	(15,742)
Exploration expenses	(65)	(177)	(935)	(921)	(211)	(29)	(2,338)	(21)	(2,359)
Other income (expenses) , net	(79)	19	(1,233)	10	(2)	-	(1,285)	(4,123)	(5,408)
Operating income (loss)	56,095	18,423	32,944	44,975	55,315	9,728	217,480	(12,161)	205,319

Finance expense	(1,120)	(1,128)	(354)	(392)	(8,542)	(736)	(12,272)	(57,628)	(69,900)
Finance income	65	339	720	1,304	865	3,165	6,458	908	7,366
Interest expense on loans and debentures	(191)	(1,224)	(402)	(2,621)	(1,844)	-	(6,282)	(105)	(6,387)
Income (loss) before income taxes	54,849	16,410	32,908	43,266	45,794	12,157	205,384	(68,986)	136,398

Current tax	(14,489)	(703)	(10,426)	(7,590)	(6,613)	(4,477)	(44,298)	(3,111)	(47,409)
Deferred tax	(281)	(2,101)	1,194	4,604	1,354	1,198	5,968	201	6,169
Income taxes	(14,770)	(2,804)	(9,232)	(2,986)	(5,259)	(3,279)	(38,330)	(2,910)	(41,240)
(Loss) / Profit for the year	40,079	13,606	23,676	40,280	40,535	8,878	167,054	(71,896)	95,158

Property, plant and equipment	72,726	89,294	131,976	158,178	239,769	139,546	831,489	131,144	962,633
Total assets	121,144	210,067	426,450	366,427	204,019	186,972	1,515,079	107,809	1,622,888
Total liabilities	98,140	130,329	96,018	257,953	157,439	76,787	816,666	504,363	1,321,029
Purchase of property, plant and equipment	3,216	13,460	6,792	4,787	2,403	5,668	36,326	7,781	44,107

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás, Era Dorada Projects and Corporate.

39 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended March 31, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project	Total reportable segments	Non-Reportable Segments (1)	Total
Revenue	48,062	26,353	50,262	37,127	-	161,804	-	161,804
Cost of goods sold, except depletion and amortization	(20,135)	(11,555)	(23,815)	(14,007)	-	(69,512)	-	(69,512)
Depletion and amortization	(1,341)	(3,549)	(6,467)	(2,507)	-	(13,864)	-	(13,864)
Gross profit	26,586	11,249	19,980	20,613	-	78,428	-	78,428
						-
General and administrative expenses	(1,135)	(1,301)	(1,774)	(803)	84	(4,929)	(4,707)	(9,636)
Exploration expenses	(236)	(124)	(709)	(237)	(70)	(1,376)	-	(1,376)
Other (expense) income	(244)	69	(572)	(6)	4	(749)	(5)	(754)
Operating income/(loss)	24,971	9,893	16,925	19,567	18	71,374	-4,712	66,662
						-
Finance expense	(991)	(5,821)	428	(1,544)	(2,480)	(10,408)	(107,229)	(117,637)
Finance income	111	5	91	1,268	84	1,559	222	1,781
Interest expense on loans and debentures	(432)	(820)	(553)	(3,464)	(486)	(5,755)	-	(5,755)
Income/(Loss) before income taxes	23,659	3,257	16,891	15,827	(2,864)	56,770	(111,719)	(54,949)
						-
Current tax	(6,611)	(663)	(6,431)	(5,998)	-	(19,703)	(1,111)	(20,814)
Deferred tax	393	2,005	(952)	1,241	(542)	2,145	369	2,514
Income taxes	(6,218)	1,342	(7,383)	(4,757)	(542)	(17,558)	(742)	(18,300)
(Loss) / Profit for the year	17,441	4,599	9,508	11,070	(3,406)	39,212	(112,461)	(73,249)
						-
Property, plant and equipment	62,476	58,692	127,588	144,848	222,004	615,608	104,858	720,466
Total assets	97,195	192,410	349,317	315,583	132,444	1,086,949	52,042	1,138,991
Total liabilities	95,221	137,912	95,726	238,134	151,932	718,925	280,201	999,126
Purchase of property, plant and equipment	1,251	5,001	6,490	2,059	35,783	50,584	1,141	51,725

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás, Era Dorada Projects and Corporate.

40 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

31      COMMITMENTS AND CONTINGENCIES

a)                Leases commitments

The Company has the following commitments for future minimum payments under leases:

2026
Within 1 year	18,254
2 years	2,934
3 years	20
4 years	-
Over 5 years	-
Total	21,208

b)                Contingencies

Certain conditions may exist on the date of these financial statements that could result in a loss to the Company in the future upon the occurrence or non-occurrence of specific events. At each reporting date, the Company evaluates its loss contingencies related to ongoing legal proceedings by assessing the likelihood of an unfavorable outcome and the amounts claimed or expected to be claimed.

32      PROFIT (LOSS) PER SHARE

Basic profit per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted income (loss) per share is adjusted retrospectively for all periods presented.

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
Profit (Loss) for the period	95,158	(73,249)

Weighted average number of ordinary shares outstanding - basic	83,568,595	73,189,136
Weighted average number of ordinary shares outstanding - diluted	84,544,307	73,189,136

Profit (loss) per share - basic	1.14	(1.00)
Profit (loss) per share - diluted	1.13	(1.00)

41 | Aura Minerals Inc.